FOR IMMEDIATE RELEASE

Points Named 9th Best Workplace In Canada

Great Place to Work® Institute again recognizes Points

for maintaining its incredible culture

TORONTO, April 26, 2019 - Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, has been ranked #9 on this year's Best Workplaces™ in Canada list by Great Place to Work® Institute. This marks the fifth consecutive year that Points has received the honour and follows its recent recognition as one of the Best Workplaces™ Women and one of Canada's Top Small and Medium Employers by Canada's Top 100 Employers at Mediacorp Canada Inc for 2019.

Presented by Great Place to Work® Institute, the award identifies organizations that foster exceptional work environments and cultures that value the growth and development of their team members.

The competition process is based on two criteria: two-thirds of the total score comes from confidential employee survey results and the remaining one-third comes from an in-depth review of the organization's culture. This offers a rigorous representation of the organization from an employee perspective and an overall portrait of the workplace culture. Together, they provide crucial data relative to five trust-building dimensions: credibility, respect, fairness, pride, and camaraderie.

"We are extremely proud of this recognition. Since two thirds of the scoring is based on feedback from an employee survey, it indicates the satisfaction our employees have in being part of our great workplace," said Inez Murdoch, Chief People Officer at Points. "Given how competitive the market is for talent, this kind of recognition is an important contributor in our ongoing ability to retain and attract the outstanding and dynamic team that has and will continue to drive our considerable success as we continue to focus on our aggressive international growth."

In addition to fostering a vibrant and people-centric workplace, Points offers competitive benefits like flexible work-hours, maternity and parental support, fitness and commuter reimbursement programs and career development opportunities. Points encourages strong relationships across departments through company-sponsored social events and lunches, and actively creates opportunities for employees to ask questions, provide feedback and communicate across all levels of the company.

A complete list of the 2019 finalists can be found on the Great Places to Work Institute's website. For more information on the Great Places to Work Institute, visit http://www.greatplacetowork.ca/.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information, visit company.points.com.

CONTACT:

Points Media Relations
Catherine Lowe
catherine.lowe@points.com
+1 647-539-1310